UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Banco Bradesco S.A.

Calendar of Corporate Events - 2009

Information on the Company

Company Name	Banco Bradesco S.A.

Corporate Head Office Address	Cidade de Deus, Vila Yara, Osasco, SP

Internet Address	www.bradesco.com.br

Investor Relations Officer	name: Domingos Figueiredo de Abreu e-mail: 4000.diretoria@bradesco.com.br telephone number: (55 11) 3681-4011 fax: (55 11) 3684-4630

Investor Relations Contact	name: Jean Philippe Leroy e-mail: 4823.jean@bradesco.com.br telephone number: (55 11) 2178-6229 fax: (55 11) 2178-6215

Newspapers in which corporate acts are published	Diário Oficial do Estado de São Paulo (DOESP) and Diário do Comércio (DC), both in São Paulo

Annual Financial Statements and Consolidated Financial Statements, related to the year ended on 12.31.2008
Event	Date
Forwarding to BM&FBOVESPA (BM&F Bovespa S.A. – Securities, Commodities and Future Exchange), CVM (Brazilian Securities Commission), SEC (Securities and Exchange Commission), NYSE (New York Share Exchange), LATIBEX (Latin- American Market) and making available to Shareholders (Site).	02.02.2009
Publication	03.05.2009

Standardized Financial Statements (DFP), related to the year ended on 12.31.2008
Event	Date
Forwarding to BM&FBOVESPA, CVM and making available to Shareholders (Site)	02.02.2009

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Banco Bradesco S.A.

Calendar of Corporate Events - 2009

.2.

Cash Dividends in the allocation of results related to the year ended on 12.31.2008
Profit	Event/ Record Date	Amount in R$	Value in R$/Share		Payment Date
			Common Share	Preferred Share
Monthly Interest on Own Capital	Notices: 12.21.2007, 1.22 and 2.22.2008	114,597,708.31	0.018026250	0.019828875	2.1, 3.3 and 4.1.2008
	Record Date: 1.2, 2.1 and 3.3.2008
(1) Monthly Dividends	(2) Notices: 3.20.2008	348,540,155.05	0.018026250	0.019828875	5.2.2008
	Record Date: 4.1.2008
	(3) Notices: 4.22, 5.23, 6.20, 7.22, 8.22, 9.19, 10.24 and 11.21.2008		0.012017500	0.013219250	6.2, 7.1, 8.1, 9.1, 10.1, 11.3, 12.1.2008 and 1.2.2009
	Record Date: 5.2, 6.2, 7.1, 8.1, 9.1, 10.1, 11.3 and 12.1.2009
Intermediary Dividends 1st half/2008	Special Meeting of the Board of Directors 6.27.2008	387,345,200.22	0.120175000	0.132192500	7.21.2008
Complementary Interest on Own Capital of the year 2008	Special Meeting of the Board of Directors 12.5.2008	1,842,000,000.00	0.571482431	0.628630674	3.9.2009

Obs.:
(1)The payment of Monthly Dividends in replacement of the Monthly Interest on Own Capital was approved on March 17th , 2008. The change was implemented for dividends paid as of     April, which were paid on May 2nd , 2008.

(2)Dividends related to the month of April/2008 were also paid to shares subscribed in the capital increase approved at the Special Shareholders’ Meeting of January 4th , 2008 and ratified at the Special Shareholders’ Meeting of March 24th , 2008, and approved by the Central Bank of Brazil on March 27th , 2008.

(3)Adjusted to R$0.012017500 per common share and R$0.013219250 per preferred share from the Dividends related to May/2008, paid on 6.2.2008, due to the 50% bonus share approved in the Special Shareholders’ Meeting held on March 24th , 2008, which just aimed at adjusting the price of the shares in the market to a more attractive level for trading, providing an improved liquidity to the shares. Thus, the shareholders will continue receiving equal amount of Dividends.

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Banco Bradesco S.A.

Calendar of Corporate Events - 2009

.3.

Annual Information (IAN), related to the year ended on 12.31.2008
Event	Date
Forwarding to BM&FBOVESPA, CVM and making available to Shareholders (Site)	09.04.2009

Form 20-F related to the year ended on 12.31.2008
Event	Date
Forwarding to BM&FBOVESPA, CVM, SEC, NYSE, LATIBEX and making available to Shareholders (Site)	06.30.2009

Financial Statements and Consolidated Financial Statements related to the term ended on 6.30.2009
Event	Date
Forwarding to BM&FBOVESPA, CVM and making available to Shareholders (Site)	08.03.2009
Publication	08.12.2009

Quarterly Report (ITR)
Event	Date
Forwarding to BM&FBOVESPA, CVM and making available to Shareholders (Site) Relating to 1st quarter/2009	05.04.2009
Relating to 2nd quarter/2009	08.03.2009
Relating to 3rd quarter/2009	11.03.2009

Quarterly Consolidated Financial Statements in English
Event	Date
Forwarding to SEC, NYSE, LATIBEX and making available to Shareholders (Site) Relating to 1st quarter/2009	05.04.2009
Relating to 2nd quarter/2009	08.03.2009
Relating to 3rd quarter/2009	11.03.2009

Silence Period prior to the Disclosure of Results
Disclosure of Results	Date
Annual/2008	01.18.2009 to 02.01.2009
Relating to 1st quarter/2009	04.19.2009 to 05.03.2009
Relating to 2nd quarter /2009	07.19.2009 to 08.02.2009
Relating to 3rd quarter/2009	10.19.2009 to 11.02.2009

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Banco Bradesco S.A.

Calendar of Corporate Events - 2009

.4.

Disclosure of Results
Event	Date
Annual/2008	02.02.2009
Relating to 1st quarter/2009	05.04.2009
Relating to 2nd quarter /2009	08.03.2009
Relating to 3rd quarter/2009	11.03.2009

Public Meeting with Analysts and Investors
Event	Date
Public Meeting with Analysts and Investors, open to other interested parties	02.12.2009 (Thursday) – São Paulo, SP- (INI) - 6:30 p.m. Place: Secovi/Millenium - Centro de Convenções Rua Dr. Bacelar, 1.043, Vila Mariana, São Paulo, SP
03.04.2009 (Wednesday) – Ribeirão Preto, SP- (APIMEC/INI) - 6:30 p.m. Place: Centro de Convenções de Ribeirão Preto Rua Bernardino de Campos, 999, Higienópolis, Ribeirão Preto, SP
03.05.2009 (Thursday) – Santos, SP- (APIMEC/INI) - 6:30 p.m. Place: Hotel Parque Balneário Avenida Ana Costa, 555, Gonzaga, Santos, SP
03.31.2009 (Tuesday) – Florianópolis, SC (APIMEC) - 6:30 p.m. Place: Centro de Convenções Centrosul Avenida Gustavo Richard, s/no, Baia Sul, Centro, Florianópolis
04.02.2009 (Thursday) – Juiz de Fora, MG (APIMEC/INI) - 6:30 p.m. Place: Constantino Hotéis Rua Santo Antonio, 765, Centro, Juiz de Fora, MG
04.22.2009 (Wednesday) – Uberlândia, MG (APIMEC/INI) - 6:30 p.m. Place: Center Convention Uberlândia Avenida João Naves de Ávila, 1.331, Tibery, Uberlândia, MG
04.23.2009 (Thursday) – Goiânia, GO (APIMEC/INI) - 6:30 p.m. Place: Centro de Convenções Oliveira's Place T-36 N° 3.588, Setor Bueno, Goiânia, GO
05.26.2009 (Tuesday) – Campinas, SP (APIMEC/INI) - 6:30 p.m. Place: Hotel Royal Palm Plaza Avenida Royal Palm Plaza, 277, Jd. Califórnia, Campinas, SP
09.09.2009 (Wednesday) – Fortaleza CE (APIMEC) - 6:30 p.m. Place: Blue Tree Rua Dr. Atualpa Barbosa de Lima, 500, Praia de Iracema, Fortaleza, CE
09.15.2009 (Tuesday) – Belo Horizonte, BH (APIMEC) - 6:30 p.m. Place: Mercure Hotel Avenida do Contorno, 7.315, Lourdes, Belo Horizonte, MG

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Banco Bradesco S.A.

Calendar of Corporate Events - 2009

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09.16.2009 (Wednesday) – Brasília, DF (APIMEC) - 6:30 p.m. Place: Complexo Brasil XXI SHS, Quadra 6, Lote 1, Conjunto A, Brasília, DF
09.22.2009 (Tuesday) – Rio de Janeiro, RJ (APIMEC) - 6:30 p.m. Place: Hotel Sofitel Avenida Atlântica, 4.240, Copacabana, Rio de Janeiro, RJ
09.23.2009 (Wednesday) – Porto Alegre, RS (APIMEC) - 6:30 p.m. Place: Sheraton Hotel Rua Olavo Barreto Viana, 18, Moinhos de Vento, Porto Alegre, RS
09.29.2009 (Tuesday) – São Paulo, SP (APIMEC)– 4:00 p.m. Place: Gran Hyatt Hotel Avenida das Nações Unidas, 13.301, Brooklin Novo, São Paulo, SP
12.03.2009 (Thursday)– Curitiba, PR (APIMEC/INI) - 6:30 p.m. Place: Estação Embratel Convention Center Avenida 7 de Setembro, 2.775, Rebouças, Curitiba, PR
12.08.2009 (Tuesday)– Vitória, ES (APIMEC/INI) - 6:30 p.m. Place: Centro de Convenções de Vitória Rua Constante Sodré, 157, Santa Lúcia, Vitória, ES
12.09.2009 (Wednesday)– Salvador, BA (APIMEC/INI) - 6:30 p.m. Place: Pestana Bahia Hotel Rua Fonte do Boi, 216, Rio Vermelho, Salvador, BA
12.10.2009 (Thursday)– Recife, PE (INI/APIMEC) - 6:30 p.m. Place: JCPM Trade Center Avenida Engenheiro Antônio de Góes, 60, Pina, Recife, PE

Special Shareholders’ Meeting and Annual Shareholders’ Meeting already Established
Event	Date
Sending of the Notice referred to in Article 133 of Corporate Law to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	02.02.2009
Publication of the Notice referred to in Article 133 of Corporate Law	February 3rd , 4th and 5th , 2009
Sending of Board of Director’s proposals for the Special (4:30 p.m.) and Annual (5:00 p.m.) Shareholders’ Meetings to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	02.17.2009
Sending of Public Call Notices to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	02.17.2009
Publication of Call Notices	February 18th , 19th and 20th , 2009
Date of the Special (4:30 p.m.) and Annual (5:00 p.m.) Shareholders’ Meetings to be held	03.10.2009
Sending of the main resolutions of the Special (4:30 p.m.) and Annual (5:00 p.m.) Shareholders’ Meetings to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	03.10.2009
Sending of the Minutes of the Special (4:30 p.m.) and Annual (5:00 p.m.) Shareholders’ Meeting to BM&FBOVESPA and CVM	until 03.20.2009
Sending of Board of Director’s proposals for the Special Shareholders’ Meeting to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	10.06.2009
Sending of Public Call Notice to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	10.06.2009
Publication of Call Notice	October 7th, 8th and 9th, 2009
Date of the Special Shareholders’ Meeting to be held	10.29.2009
Sending of the main resolutions of the Special Shareholders’ Meeting to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	10.29.2009
Sending of the Minute of the Special Shareholders’ Meeting to BM&FBOVESPA and CVM	until 11.09.2009

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Banco Bradesco S.A.

Calendar of Corporate Events - 2009

.6.

Board of Directors/Board of Executive Officers’ Meetings already Established
Event	Date
Board of Executive Officers’ Meeting proposing to the Board of Directors to increase the amount of the Monthly Dividends - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	01.20.2009
Sending of the Minutes of the Board of Executive Officers’ Meeting to BM&FBOVESPA and CVM	until 01.30.2009
Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal to increase the amount of the Monthly Dividends - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	01.20.2009
Sending of the Minutes of the Board of Directors’ Meeting to BM&FBOVESPA and CVM	until 01.30.2009
Board of Executive Officers’ Meeting proposing to the Board of Directors the payment of Dividends or Intermediary Interest on Own Capital - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	06.12.2009
Sending of the Minutes of the Board of Executive Officers’ Meeting to BM&FBOVESPA and CVM	until 06.22.2009
Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal for the payment of Dividends or Intermediary Interest on Own Capital - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	07.03.2009
Sending of the Minutes of the Board of Directors’ Meeting to BM&FBOVESPA and CVM	until 07.13.2009
Board of Executive Officers’ Meeting proposing to the Board of Directors the payment of Dividends or Complementary Interest on Own Capital - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	11.20.2009
Sending of the Minutes of the Board of Executive Officers’ Meeting to BM&FBOVESPA and CVM	until 11.30.2009
Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal for the payment of Dividends or Complementary	12.04.2009

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Banco Bradesco S.A.

Calendar of Corporate Events - 2009

.7.

Interest on Own Capital - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX
Sending of the Minutes of the Board of Directors’ Meeting to BM&FBOVESPA and CVM	until 12.14.2009

Notices to the Market in compliance with the System for Monthly Payment to Shareholders
Notice Date	Record Date of Right	Reference Month	Payment Date
December 23rd /2008	January 2nd /2009	January/2009	February 2nd /2009
Type of Share		Per Share
Common Share		R$0.012017500
Preferred Share		R$0.013219250

Notices to the Market in compliance with the System for Monthly Payment to Shareholders
Notice Date	Record Date of Right	Reference Month	Payment Date
January 23rd	February 2nd	February	March 2nd
February 20th	March 2nd	March	April 1st
March 20th	April 1st	April	May 4th
April 24th	May 4th	May	June 1st
May 22nd	June 1st	June	July 1st
June 19th	July 1st	July	August 3rd
July 24th	August 3rd	August	September 1st
August 21st	September 1st	September	October 1st
September 18th	October 1st	October	November 3rd
October 21st	November 3rd	November	December 1st
November 20th	December 1st	December	January 4th , 2010
Type of Share		Per Share
Common Share		R$0.013219250
Preferred Share		R$0.014541175
OBS.: Dividends increased by 10% on 1.20.2009 to the amount from R$0.012017500 to R$0.013219250 for the common shares and from R$0.013219250 to R$0.014541175 for the preferred shares, as from Interest referring to February/2009.

Banco Bradesco S.A.
Domingos Figueiredo de Abreu
Executive Vice President and
Investor Relations Officer
October 7th, 2009

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2009

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.